[LETTERHEAD OF STOEL RIVES LLP]

                                                                  Mary Jo Miller
                                                           Direct (503) 294-9636
                                                              mnmiller@stoel.com

February 27, 2007


BY EDGAR & FACSIMILE (202) 772-9208

Patrick Gilmore
Division of Corporation Finance
United States
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:      COMMENT LETTER DATED JANUARY 30, 2007
                 INTERLINK ELECTRONICS, INC.
                 FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005 FORM 8-K FILED DECEMBER 22, 2006
                 FILE NO. 000-21858

Dear Mr. Gilmore:

We are counsel to Interlink Electronics, Inc. (the "Company"). This letter constitutes the response of the Company to the Staff's comments dated January 30, 2007, to the Company's Form 10-K filing for the fiscal year ended December 31, 2005, as well as to comments to the Company's Form 8-K filed on December 22, 2006. The Company has included each of the Staff's comments and the Company's responses below.

QUESTION - 1

WE NOTE THAT MANAGEMENT AND YOUR INDEPENDENT AUDITORS CONCLUDED THAT THE COMPANY'S SYSTEM OF INTERNAL CONTROL OVER FINANCIAL REPORTING WAS INEFFECTIVE AS OF DECEMBER 31, 2005 DUE TO THE IDENTIFICATION OF MATERIAL WEAKNESSES RELATED TO
(A) CLOSING AND FINANCIAL REPORTING PROCEDURES, (B) INVENTORY MANAGEMENT, (C) MEASUREMENT OF STOCK-BASED COMPENSATION AND (D) THE FINANCIAL CONTROL ENVIRONMENT AS A WHOLE. YOUR DISCLOSURE IN THE COMPANY'S 10-K AS WELL AS IN YOUR SUBSEQUENT FORMS 10-Q INDICATE THAT YOUR ARE DEVELOPING AND IMPLEMENTING REVISED CONTROL PROCEDURES IN EACH OF THESE AREAS, WHICH MANAGEMENT BELIEVES WILL REMEDIATE THESE MATERIAL WEAKNESSES. TO THE EXTENT THAT THE COMPANY MADE CHANGES TO ITS INTERNAL CONTROL OVER FINANCIAL REPORTING DURING THE FISCAL QUARTERS ENDED DECEMBER 31, 2005, MARCH 31, 2006, JUNE 30, 2006 AND SEPTEMBER 30, 2006, PLEASE REVISE THE REPORTS TO INCLUDE A CLEAR STATEMENT THAT CHANGES HAVE

Patrick Gilmore
February 27, 2007
Page 2


BEEN MADE AND INCLUDE A MATERIALLY COMPLETE DESCRIPTION OF THE CHANGES TO THE COMPANY'S INTERNAL CONTROL OVER FINANCIAL REPORTING IN EACH PERIOD, INCLUDING THE PARTY OR PARTIES RESPONSIBLE FOR CREATING AND IMPLEMENTING EACH INITIATIVE. IF NO CHANGES WERE MADE TO THE COMPANY'S INTERNAL CONTROL OVER FINANCIAL REPORTING DURING ANY PARTICULAR FISCAL QUARTER, PLEASE DISCLOSE. YOU SHOULD ALSO DISCLOSE WHETHER THE COMPANY BELIEVES THAT THE MATERIAL WEAKNESSES STILL EXISTS AT THE END OF THE PERIOD COVERED BY THE REPORT. FURTHER, ELABORATE ON THE TIME FRAME IN WHICH THESE INITIATIVES AND PROCEDURES WILL BE IMPLEMENTED. PLEASE REVISE ACCORDINGLY.

ANSWER - QUESTION 1

The Company recognizes the importance of providing investors clear and complete information regarding material weaknesses in internal controls over financial reporting and procedures being developed and implemented to remediate these weaknesses. The Company agrees to clarify its disclosure to describe in greater detail the changes made to its internal controls during fiscal 2006 and proposes to do so in Form 10-K for the fiscal year ended December 31, 2006, which the Company expects to file on or before March 31, 2007. The Company believes that this disclosure will inform investors of such changes as effectively as restating each of the previously filed Forms 10-Q because the Form 10-K will be filed within weeks, as compared with the time required to file amended Forms 10-Q. The Company will ensure that Item 9A of the 2006 Form 10-K includes a discussion of changes made by the Company to its internal control over financial reporting during the 2006 fiscal year (which will include the quarters requested), including (a) a statement that changes have been made, (b) a materially complete description of each change made and the weakness that such change was meant to address, (c) the party responsible for creating and implementing such change, (d) the current status of the material weakness addressed by such change, including whether the Company believes that the material weakness still exists, and (e) the time frame within which such change was implemented, including the expected timing of any known additional changes to be made.

QUESTION - 2

WE NOTE YOUR DISCLOSURES IN THE COMPANY'S FORMS 10-Q THAT "[O]THER THAN AS DISCUSSED ABOVE, THERE WAS NO CHANGE IN THE COMPANY'S INTERNAL CONTROL OVER FINANCIAL REPORTING DURING THE LAST FISCAL QUARTER THAT MATERIALLY AFFECTED, OR IS LIKELY TO MATERIALLY AFFECT OUR INTERNAL CONTROL OVER FINANCIAL REPORTING." REVISE TO STATE CLEARLY, IF CORRECT, THAT THERE WERE CHANGES IN YOUR INTERNAL CONTROL OVER FINANCIAL REPORTING THAT OCCURRED DURING THIS QUARTER THAT HAVE MATERIALLY AFFECTED, OR ARE REASONABLY LIKELY TO MATERIALLY AFFECT, YOUR INTERNAL CONTROL OVER FINANCIAL REPORTING.

Patrick Gilmore
February 27, 2007
Page 3


ANSWER - QUESTION 2

As stated in our answer to Question 1, the Company intends to include clarifying disclosure in the Form 10-K for the fiscal year ended December 31, 2006, that management expects to file on or before March 31, 2007. Such disclosure will include a statement that changes were made during fiscal 2006 to the Company's internal control over financial reporting, as well as a materially complete description of such changes. The Company believes that this disclosure will effectively provide investors additional detail of such changes made during fiscal 2006.

QUESTION 3

PLEASE REFER TO COMMENT 1 IN OUR LETTER DATED DECEMBER 11, 2006. WE HAVE REVIEWED YOUR RESPONSE AND BELIEVE THAT YOU SHOULD AMEND YOUR 2005 ANNUAL REPORT TO INCLUDE AN AUDIT OPINION THAT REFERENCES THE FOOTNOTE DESCRIBING THE RESTATEMENT. PLEASE REVISE ACCORDINGLY.

ANSWER - QUESTION 3

The Company will amend its Form 10-K for the fiscal year ended December 31, 2005, to include an audit opinion that references the footnote describing the restatement.

QUESTION - 4

PLEASE REFER TO COMMENT 2 IN OUR LETTER DATED DECEMBER 11, 2006. WE HAVE REVIEWED YOUR RESPONSE WHICH INCLUDES YOUR CONSIDERATION OF CERTAIN INDICATORS SUPPORTING YOUR ASSERTION THAT THE SOFTWARE COMPONENT OF YOUR E-PAD PRODUCTS IS INCIDENTAL. UNDER THE FIRST INDICATOR, "WHETHER THE SOFTWARE IS A SIGNIFICANT FOCUS OF THE MARKETING EFFORT OR IS SOLD SEPARATELY," YOU STATE THAT YOUR MARKETING EFFECTS TO DATE HAVE BEEN BASED ON SELLING THE ENTIRE E-PAD SOLUTION AND NOT THE HARDWARE OR SOFTWARE COMPONENTS SEPARATELY AND THAT THE EMBEDDED SOFTWARE HAS NOT BEEN DESIGNED WITH AN INTENT TO BE SOLD SEPARATELY AND HAS NOT HISTORICALLY BEEN SOLD SEPARATELY. HOWEVER, IN YOUR RESPONSE UNDER THE SECOND INDICATOR, "WHETHER THE COMPANY PROVIDES POST-CONTRACT SUPPORT,' YOU STATE THAT YOU PLAN TO SELL SEPARATE SOFTWARE PRODUCTS AND HAVE SOLD SUCH SOFTWARE PRODUCTS ON VERY FEW OCCASIONS AND HAVE ACCOUNTED FOR SUCH SALES IN ACCORDANCE WITH SOP 97-2. FURTHERMORE, YOUR WEBSITE PROVIDES MARKETING FOR YOUR INTEGRISIGN SIGNATURE SOFTWARE TO BE SOLD SEPARATELY. HELP US UNDERSTAND THE INCONSISTENCIES IN YOUR RESPONSE THAT SUCH SOFTWARE IS NOT SOLD OR MARKETED SEPARATELY WHEN IT APPEARS THAT IT IS AND WHY YOU CONTINUE TO BELIEVE THAT THE FIRST INDICATOR SUPPORTS YOUR ASSESSMENT THAT SUCH SOFTWARE IS INCIDENTAL TO YOUR E-PAD PRODUCTS.

Patrick Gilmore
February 27, 2007
Page 4


ANSWER - QUESTION 4

Interlink has developed two versions of its IntegriSign software: INTEGRISIGN SIGNATURE and INTEGRISIGN PRO.

INTEGRISIGN SIGNATURE SOFTWARE consists of hardware driver and functionality software that is embedded in and bundled with the Company's e-Pad hardware products. This software is required to allow the e-Pad to function (that is, to capture signatures), much as basic software is required to allow a printer to interface with surrounding applications. INTEGRISIGN SIGNATURE software is not available or sold separately from e-Pad hardware. In fact, INTEGRISIGN SIGNATURE software was created and designed solely and specifically to allow the e-Pad hardware and related signature capture solution to function. Additional customization is required in order for this software to interface with any other hardware system and it is this fact, as discussed below, that spurred the development of the Company's sister product, INTEGRISIGN PRO.

Approximately 99% of the Company's revenue over the past three years in the E-transaction business segment came from sales of e-Pads, in which INTEGRISIGN SIGNATURE software was embedded. In the context of the guidance of SOP 97-2, this software is incidental to the e-Pad product as a whole (please see also our response to your question number 5). It is not sold separately, it is not a significant focus of the Company's marketing efforts (although it is described on the website in order to enable customers to understand how the e-Pad functions, as discussed below), the Company does not provide product-specific post-contract customer support (other than basic bug and compatibility fixes), and the Company did not incur significant development costs relative to this software. Because of these factors, the Company has concluded that sales of e-Pads are not within the scope of SOP 97-2.

Addressing specifically the Staff's comment about the presentation of INTEGRISIGN SIGNATURE software on the Company's website, we note that there is a section that describes the software in some detail. However, this section provides necessary feature and specification information to permit a potential customer to understand how the software enables the e-Pad to function. There is no ability to purchase the software separately. Unlike the sections of the website describing the e-Pad hardware, there is no "add to cart" purchase button. Similarly, a visitor to the online store finds nine e-Pad signature capture pads as the only purchase options. No software is offered for separate sale.

INTEGRISIGN PRO SOFTWARE is a distinct product that was developed to respond to a couple of unique historical applications in which a customer wished to capture signatures on its own hardware (such as a laptop computer), rather than on an e-Pad. While this software also serves to enable hardware to function, it is far more customized, sophisticated, and comprehensive

Patrick Gilmore
February 27, 2007
Page 5


because it is designed to a particular customer's hardware device, rather than the Company's standard e-Pad product. By definition, it is sold separately from the Interlink e-Pad, although sales have been few historically and have accounted for approximately 1% of the Company's sales over the past three years in the E-transaction business segment. In the context of the guidance of SOP 97-2, this software is sold separately and is featured in separate marketing literature. There are specifically allocable costs to customize the INTEGRISIGN PRO software to a particular customer's requirements and some unique post-contract customer support is occasionally required. Because of these factors, the Company has accounted for stand-alone sales of INTEGRISIGN PRO software within the scope of SOP 97-2. However due to the immaterial amount of historical sales of this software, no separate disclosure of these transactions has been provided historically

As hardware applications become more sophisticated and more different types of hardware become suitable for signature and fingerprint capture technology, the Company expects to customize more INTEGRISIGN PRO software and for these "software only" sales to represent and increasingly larger percentage of overall sales in the E-transaction business segment. When the Company does sell INTEGRISIGN PRO software on a stand-alone basis, it will continue to account for such sales in accordance with SOP 97-2, and will provide separate disclosure for these transactions if sales become more significant.

In the Company's response dated January 9, 2007, it tried to make clear that marketing efforts and sales to date have been based on selling the entire e-Pad solution, which includes the embedded INTEGRISIGN SIGNATURE software. However, the Company also acknowledged that it has had occasion to develop and sell the distinct INTEGRISIGN PRO software product and that technological advances cause the Company to expect to begin to separately market and sell more of the stand-alone INTEGRISIGN PRO software in the future. The Company believes that the distinct sales, marketing, development and support required for each product supports the distinct accounting treatment of each revenue stream and that this distinct accounting treatment is not inconsistent with the guidance of SOP 97-2.

QUESTION - 5

WE ALSO NOTICE IN YOUR RESPONSE THAT UNDER THE SECOND INDICATOR, "WHETHER THE COMPANY PROVIDES POST-CONTRACT SUPPORT," YOU STATE THAT YOU PROVIDE TELEPHONE SUPPORT, UNSPECIFIED UPGRADE RIGHTS TO THE SOFTWARE ON A WHEN-AND-IF AVAILABLE BASIS. AND SOFTWARE UPDATES AND PATCHES/BUG FIXES TO YOUR SOFTWARE. ALTHOUGH YOU STATE THAT YOU HAVE A POLICY OF NOT SUPPLYING POST CONTRACT SUPPORT FOR YOUR PRODUCT BEYOND THE MINIMAL AND BASIC LEVEL AND THAT YOU DO NOT HAVE A HISTORY OF RELEASING UPGRADES THAT PROVIDE SIGNIFICANT, ADDITIONAL FUNCTIONALITY, THE FACT THAT YOU PROVIDE SUCH RIGHTS TO YOUR CUSTOMERS DOES NOT APPEAR TO SUPPORT YOUR ASSERTION THAT THE

Patrick Gilmore
February 27, 2007
Page 6


SOFTWARE PORTION OF THE BUNDLED PRODUCT IS INCIDENTAL TO THE OVERALL PRODUCT. HELP US UNDERSTAND WHY YOU CONTINUE TO BELIEVE THAT YOU HAVE MET THE CRITERIA OF NOT PROVIDING POST-CONTRACT CUSTOMER SUPPORT WHEN IT APPEARS THAT YOUR CUSTOMERS DO HAVE POST-CONTRACT RIGHTS, AS EVIDENCED BY A LICENSE AGREEMENT THAT SUPPORTS THE FACT THAT THE SOFTWARE IS MORE THAN INCIDENTAL TO YOUR E-PAD PRODUCTS.

ANSWER - QUESTION 5

The Company continues to believe that the software portion of the bundled e-Pad product is incidental to the overall products. We outlined our reasoning for this in our first response to you and would like to further clarify the Company's beliefs and specifically answer your question.

The Company previously stated that its support for the software component of the bundled e-Pad product is minimal. Once the e-Pad product has been sold, the amount of post-sale product support required is minimal and incidental. The majority of support for the e-Pad product is provided prior to actual sale. This pre-sale support includes taking the time to understand the IT systems of each customer and providing technical support to the customer's IT personnel that are responsible for integrating the e-Pad product into their software and hardware configurations.

The level of the Company's post-sale support for the e-Pad is intended solely to ensure that the product will continue to perform as specified. The Company believes that such post-sale support is consistent with providing a standard level of warranty that its products will function as represented, consistent with warranty obligations described in SFAS 5. In actual experience to date, this level of support has been minimal. The Company provides unspecified updates and patches to its software, which, as described in our prior letter, serve to fix minor bugs and maintain the minimum compatibility and functionality of the Company's overall e-Pad product with updated surrounding applications with which it interfaces. For example, updates are provided to ensure the e-Pad hardware continues to function with standard configurations of third party software and hardware, such as new releases of Microsoft word and Microsoft Vista products. The Company believes that these updates are analogous to the common practice of a printer vendor making new printer drivers available to existing customers in similar situations. Approximately 15 patches that have been made available to customers via the Company's website. Customers may choose to use these patches, but are not required to do so. It is the Company's belief that by supplying these patches, it has not done anything to move its level of support beyond a minimal and incidental level and that the existence of a software license agreement serves only to protect its legal interests consistent with common business practice. The value the customer is receiving from any such software patch is minimal compared to the value of the e-Pad.

Patrick Gilmore
February 27, 2007
Page 7


While the Company acknowledges that its standard license agreement provides for when and if available upgrade rights, it does not view this as substantively different than if its license agreement did not include this right, since the Company would provide these types of updates and bug fixes regardless of the terms of the license agreement as a good business practice. As a result, we believe the focus of analysis of upgrade rights should primarily be on the Company's actual historical practice and current intent, as described in its responses.

Simply put, the Company sells a product that includes software that is licensed for use with the product at the time of the sale, as is the case with all such software. Also, as with any product sold by a reputable manufacturer, the Company undertakes to fix the product if it was defective when shipped. In the case of defects in the software, the Company has, on occasion, provided remedial patches. This is quite different from sales of product incorporating software of a complexity that requires constant support and for which the support commitment of the vendor is an important part of the customer's decision to buy. The Company's post-sale support of its e-Pad product through patches has, to date, consisted simply of meeting its warranty obligations with respect to the software portion of the product. The cost of meeting these obligations has been minimal, which, the Company believes, justifies the treatment of such support as incidental for accounting purposes.

To illustrate the lack of effort involved in any on-going support, the Company has no dedicated staff responsible for support questions from customers after a sale is made. There is one dedicated support person for the E-transactions business segment. Her role is to support various sales functions, including managing prospects for the salespeople, reviewing purchase orders from customers, assisting in the RMA process for products being returned, coordinating shipment of products with the operations department, coordinating product development activities with the product development department and working with customers on follow on orders. Support correspondence that comes in from existing customers is generally directed at issues with the overall product function, not at any specific issue with the software component. Because of the infrequency of calls received from customers, the Company does not keep any type of log or schedule that monitors or tracks these calls and does not believe that having such a process would add value to the Company. For the reasons described above, the Company believes that the telephone support provided to its customers in respect of e-Pad products is minimal and incidental to its support of the product as a whole.

Customers of the Company do have certain post-sale rights, whether resulting from the license agreement itself or from express or implied warranties applicable to the e-Pad product as a whole. However, the Company believes that these rights (which would apply to the sale of virtually any product incorporating software) do not move the post-sale software support

Patrick Gilmore
February 27, 2007
Page 8


component of its bundled e-Pad product beyond a minimal and incidental portion of the product as a whole and, as such, do not require the Company to report sales transactions under SOP 97-2.

The Company will continue to review and monitor its selling practices, marketing efforts and costs within the scope of FAS 86. At any time when facts and circumstances make it appropriate to do so, the Company will begin following the guidelines under SOP 97-2.

QUESTION - 6

WE BELIEVE THE NON-GAAP OPERATING STATEMENT COLUMNAR FORMAT APPEARING IN YOUR 8-K FILED ON DECEMBER 22, 2006 MAY CREATE THE UNWARRANTED IMPRESSION TO INVESTORS THAT THE NON-GAAP OPERATING STATEMENT HAS BEEN PREPARED UNDER A COMPREHENSIVE SET OF ACCOUNTING RULES OR PRINCIPLES WHILE ALSO CONVEYING UNDUE PROMINENCE TO A STATEMENT BASED ON NON-GAAP MEASURES. IN ADDITION, SECTION II.A.2 OF SEC RELEASE 33-8176 DEFINES NON-GAAP MEASURES AND DOES NOT CONTEMPLATE INCLUDING NON-GAAP FINANCIAL STATEMENT AS A "MEASURE." PLEASE REMOVE THAT PRESENTATION, OR EXPLAIN TO US IN REASONABLE DETAIL WHY ITS RETENTION IS JUSTIFIED IN LIGHT OF THESE CONCERNS. AS A SUBSTITUTE FOR THIS PRESENTATION FORMAT, YOU MAY CONSIDER PRESENTING ONLY INDIVIDUAL NON-GAAP MEASURES (I.E. LINE ITEMS, SUBTOTALS, ETC.) PROVIDED EACH ONE COMPLIES WITH ITEM 10 OF REG. S-K AND THE DIVISION OF CORPORATION FINANCE'S FREQUENTLY ASKED QUESTIONS REGARDING USE OF NON-GAAP FINANCIAL MEASURES, QUESTION 8.

ANSWER - QUESTION 6

The Company will remove the columnar presentation of its non-GAAP operating statement and related measures from future quarterly press releases and related Form 8-K filings. To the extent that the Company considers presenting individual non-GAAP measures in the future, it will ensure that each complies with Item 10 or Reg S-K and related Staff guidance.

QUESTION - 7

WE NOTE YOUR DISCLOSURES IN THE COMPANY'S RESPONSE LETTER WHERE YOU INDICATE, "THE COMPANY HEREBY ACKNOWLEDGES THAT: (A) THE COMPANY IS RESPONSIBLE FOR THE ADEQUACY AND ACCURACY OF THE DISCLOSURE IN THE FILING; (B) COMMENTS BY THE COMMISSION STAFF, OR CHANGES TO THE COMPANY'S DISCLOSURE IN RESPONSE TO STAFF COMMENTS. DO NOT FORECLOSE THE COMMISSION FROM TAKING ANY ACTION WITH RESPECT TO THE FILING, AND (C) THE COMPANY MAY NOT ASSERT STAFF COMMENTS AS A DEFENSE IN ANY PROCEEDING INITIATED BY THE COMMISSION OR ANY PERSON UNDER THE FEDERAL SECURITIES LAWS OF THE UNITED STATES." PLEASE BE ADVISED THAT A LETTER SIGNED BY COUNSEL WOULD NOT SATISFY THE REQUIREMENT OF THIS COMMENT. AS A RESULT, PLEASE PROVIDE THESE ACKNOWLEDGMENTS, IN WRITING, THAT INCLUDES A SIGNATURE OF A REPRESENTATIVE OF THE COMPANY.

Patrick Gilmore
February 27, 2007
Page 9


ANSWER - QUESTION 7

The required written acknowledgements are attached to this response letter and signed by the Chief Financial Officer of the Company.


The Company understands you may have additional comments based on the foregoing responses. Please address any questions or comments you may have about this letter or the respective filings to me at (503) 294-9636.


Very truly yours,


/s/ Mary Jo N. Miller
-------------------------
Mary Jo N. Miller


MNM:axw
cc:     E. Michael Thoben, III
        Charles C. Best
        Bob Pearlman

                      [LETTERHEAD OF INTERLINK ELECTRONICS]


February 27, 2007


BY MAIL & FACSIMILE (202) 772-9208

Patrick Gilmore
Division of Corporation Finance
United States
Securities and Exchange Commission
100F Street, N.E.
Washington, D.C. 20549

RE:     COMMENT LETTER DATED JANUARY 30, 2007
                INTERLINK ELECTRONICS, INC.
                FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005 FORM 8-K FILED DECEMBER 22, 2006
                FILE NO. 000-21858

Dear Mr. Gilmore:

With  respect to the  referenced  filings  and the letter of even date  herewith
addressed  to  you  by  our  counsel,   Stoel  Rives  LLP,  the  Company  hereby
acknowledges that:

a) the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

b)       comments  by  the  Commission   staff,  or  changes  to  the  Company's
         disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filings; and

c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Very truly yours,

/s/ Charles C. Best
-----------------------
Charles C. Best
Chief Financial Officer


                          Interlink Electronics, Inc.
 546 Flynn Road o Camarillo, CA 93012 o Phone: 805-484-8855 o Fax: 805-484-8989